JUSTIN L. JACKSON ATTORNEY AT LAW WRITER DIRECT (405) 552-2240 FAX (405) 228-7440 justin.jackson@mcafeetaft.com

January 8, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	H. Christopher Owings
Re:	AMS Health Sciences, Inc.

Registration Statement on Form S-3

Filed July 28, 2006, as amended Amendment No. 1 on Form SB-2 filed on November 22, 2006

File No. 333-136128

Ladies and Gentlemen:

The following is in response to the Staff’s comment letter dated August 16, 2006. As indicated in response No. 1, on November 22, 2006, the Company filed an Amendment No. 1 to Form S-3 on Form SB-2 (the “Amendment”). All of the comments in the Staff’s comment letter were addressed in that Amendment. The Amendment did not contain redlining because the original word file that contained the Form S-3 was inadvertently deleted. However, because the registration statement was changed from a Form S-3 to a Form SB-2, substantially all of the registration statement would have been redlined. To assist the Staff, this response letter will address the location of the Company’s responses to the Staff’s comment letter in the Amendment with specificity.

With respect to the Staff’s comments, you are advised as follows:

Form S-3

General

1.

Section I.A.3(b) of Form S-3 requires that a registrant “has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement.” We note you filed an Item 5.02 Form 8-K on March 20, 2006 related to the appointment of a new board member. It does not appear that you timely filed the Form 8-K as required by the form. Please be aware that failure to timely file all reports, including an Item 5.02 Form 8-K, required by Section 13 of the Exchange Act during the prior twelve months will affect your eligibility to use Form S-3. Please advise as to the basis for your use of Form S-3 or amend your registration statement to use an appropriate form.

Upon review of the Company’s records, we agree that the Item 5.02 Form 8-K was filed late. As a result, we agree that the Registrant is unable to utilize Form S-3 for the registration of securities. We have amended the Company’s original registration on Form S-3 and change it to a registration statement on Form SB-2. The responses to your comments have been integrated into this amendment, as indicated in the questions below.

2.

In this regard, please tell us what consideration your principal executive and principal financial officers have given to your apparent failure to file an Item 5.02 Form 8-K in making their effectiveness conclusion as to disclosure controls and procedures as required by Item 307 of Regulation S-B.

The principal executive and the principal financial officers have reviewed the Company’s disclosure controls and procedures in light of the late filing of the Form 8-K with respect to Item 5.02 and determined that the late filing was a result of human error and not a break down of the Company’s disclosure controls and procedures.

The Offering, page 2

3.

You have referred to the securities purchase agreement, the secured convertible term note and the common stock purchase warrant issued to Laurus Master Fund, Ltd. And the common stock purchase warrant issued to Ascendiant Securities, LLC. Please file these agreements or tell us where you have done so.

These agreements have been filed as exhibits to the Registrant’s Form 10-QSB filed on August 14, 2006.

4.

Please disclose the total amount of securities that Laurus Master Fund, Ltd. would obtain upon conversion of the note at the initial fixed conversion price and the percentage of your outstanding securities that this amount represents. Also disclose the circumstances under which any adjustments would be made to the initial fixed conversion price.

We have included an estimate of the number and percentage of our outstanding stock Laurus would own if it converted the entire principal balance and interest thereon through the maturity date of the Note. This disclosure is located in the last two sentences of the third paragraph of page 2 of the Amendment and in footnote one to the Selling Shareholder table on page 47 of the Amendment.

The last sentence of the first paragraph of the “Offering” section provides that the initial conversion price will be amended for certain reclassifications, stock splits, combinations and stock dividends.

Selling Shareholders, page 3

5.

Please identify the individuals who have voting or investment control over the shares held by the nonpublic entities named in the table. See Interpretation I.60 of Telephone Interpretation Manual (July 1997) and Interpretation 4S of Regulation S-K section of March 1999 Supplement to Manual.

This information has been added to footnotes one and two to the Selling Shareholder table on page 47 of the Amendment.

6.	Tell us which selling stockholders, if any, are broker-dealers, and identify them as underwriters.

This information has been added to the Selling Shareholder discussion on page 46 of the Amendment. The information is located in the paragraph immediately preceding the table.

7.	For each selling stockholder that is an affiliate of a broker-dealer, disclose if true that:
•	The selling stockholder purchased the shares in the ordinary course of business, and
•	At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute them.

This information has been added as the tenth paragraph to the “Plan of Distribution” section on page 48 of the Amendment.

8.	Please disclose the total percentage of shares that Laurus Master Fund, Ltd. has the right to obtain.

See response to Comment 4.

9.

We note the disclosure in the second paragraph beneath this heading. Please confirm that you will not rely on rule 416 to cover the registration of shares that may be issuable as a result of the conversion formula.

We hereby confirm on the registrant’s behalf that the registrant it will not rely on rule 416 to cover the registration of shares that may be issuable as a result of the conversion formula.

Plan of Distribution, page 4

10.

We note that only 4.99% of the total issuable common shares to Laurus Master Fund under convertible notes and warrants are being registered. Please revise the plan of distribution section to clarify how Laurus intends to dispose of all of the securities that it receives upon conversion of the notes and warrants. For instance, please disclose whether Laurus will rely on rule 144 to sell the common shares or will have AMS Health Sciences, Inc. file another registration statement to cover the remaining unregistered shares.

This information has been added to the “Plan of Distribution” section on page 48 of the Amendment. The information is located in the second paragraph of the “Plan of Distribution” section.

Undertakings

11.	Please revise to include the appropriate undertakings required in Item 512(g) of Regulation S-B.

We have included the undertakings required in Item 512(g) of Regulation S-B as the last paragraph under “Item 28. Undertakings” in Part II of the Amendment.

Exhibit 5

12.	Please note that counsel must opine on the corporate laws of Oklahoma.

The opinion of McAfee & Taft now opines on the corporate laws of Oklahoma.

Form 10-KSB for fiscal year ended December 31, 2005

Exhibit 31.1 and 31.2

13.	In future filings, please revise to eliminate the title of the officers in the first line of the certifications.

The certifications will be modified as requested.

* * * * *

If you have further questions or comments, please call me at the number listed above.

Very truly yours,

/s/ Justin L. Jackson

Justin L. Jackson